SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) – JULY 24, 2003

ALLETE, Inc.

A Minnesota Corporation
Commission File No. 1-3548
IRS Employer Identification No. 41-0418150
30 West Superior Street
Duluth, Minnesota 55802-2093
Telephone - (218) 279-5000

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE (ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION)

Reference is made to the 2002 Form 10-K of ALLETE, Inc. (ALLETE) for background information on the following updates. Unless otherwise indicated, cited references are to ALLETE's 2002 Form 10-K.

On July 24, 2003 ALLETE issued a press release announcing second quarter 2003 earnings which is attached to this Current Report on Form 8-K as Exhibit 99 and incorporated herein by reference in its entirety. The information is being filed pursuant to Item 12. Results of Operations and Financial Condition and is being presented under Item 5. Other Events and Regulation FD Disclosure in accordance with interim guidance issued by the Securities and Exchange Commission in Release Nos. 33-8216 and 34-47583. This information, including Exhibit 99 attached hereto, shall be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, and shall be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Ref. Page 19. – Last Paragraph
Ref. Page 40. – Third Full Paragraph
Ref. Page 68. – Second Paragraph
Ref. Form 8-K dated March 7, 2003 and filed March 10, 2003
Ref. Form 8-K dated and filed March 14, 2003
Ref. 10-Q for the quarter ended March 31, 2003, Page 21. – Third Paragraph

On July 24, 2003 Florida Water Services Corporation (Florida Water), a wholly owned subsidiary of ALLETE, signed a purchase agreement to sell seven of its Florida water and wastewater systems to governmental entities in Florida for $296 million payable at closing. The transaction will result in an after-tax gain of $55 million. The water and wastewater systems in this purchase agreement represent approximately two-thirds of Florida Water's assets and include those systems serving the counties of Osceola, Hernando, Citrus, Lee, and Charlotte, and the communities of Marco Island and Palm Coast. The cash proceeds after transaction costs, retirement of Florida Water debt and payment of income taxes are estimated at $158 million, and will be used to retire debt at ALLETE. The sale is expected to close by the end of 2003 pending satisfaction of certain contingencies and regulatory approvals in Florida. Florida Water will continue to seek buyers for its remaining water systems. If interested governmental entities cannot be found, the remaining systems are expected to be sold to a private buyer.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(a)   Financial Statements – Not applicable

(b)   Pro Forma Financial Information – Not applicable

(c)   Exhibits

Exhibit
Number

99   -   ALLETE News Release dated July 24, 2003 announcing 2003 second quarter earnings.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond the control of ALLETE and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the North Carolina Utilities Commission, the Public Service Commission of Wisconsin and various county regulators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs) as well as general vehicle-related laws, including vehicle brokerage and auction laws;
- unanticipated impacts of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- market factors affecting supply and demand for used vehicles;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including the competition for retail and wholesale customers, as well as suppliers and purchasers of vehicles;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate recent acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Any forward-looking statement speaks only as of the date on which that statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

July 24, 2003

/s/ James K. Vizanko

James K. Vizanko
Vice President, Chief Financial Officer
and Treasurer

EXHIBIT INDEX

**Exhibit
Number**

99   -   ALLETE News Release dated July 24, 2003 announcing 2003 second quarter earnings.





Exhibit 99

For Release:	July 24, 2003
Contact:	Eric Olson 218-723-3947 eolson@allete.com
Investor Contact:	Tim Thorp 218-723-3953 tthorp@allete.com

ALLETE

NEWS

ALLETE REPORTS SECOND-QUARTER NET INCOME GROWTH OF 14 PERCENT

DULUTH, Minn.—ALLETE, Inc. (NYSE: ALE) today reported second quarter 2003 earnings of 53 cents per share, compared with 47 cents per share in the second quarter of 2002. Net income rose 14 percent to $44.4 million on revenue of $409.9 million compared with $38.8 million of net income on $375.9 million of revenue in the second quarter of 2002.

"We are pleased with the overall financial results for the quarter," said Dave Gartzke, ALLETE Chairman, President and CEO. "We remain confident that our total year performance expectations will be achieved."

Net income at **Automotive Services** was $34.1 million in the second quarter of 2003, an increase of 14 percent over the same time period last year. This was due to increased vehicle sales and improved conversion rates at ADESA's U.S. auctions, and lower interest expense. Conversion rates are the percentage of vehicles sold from those that were run through the auction lanes. Year-to-date earnings at Automotive Services were up 11 percent over the same period last year.

Energy Services net income was $6.8 million in the quarter compared with $9.7 million for the second quarter of 2002. The decrease was mainly due to the required recognition in 2002 of a $2.8 million mark-to-market accounting gain on the Kendall County power purchase agreement. Certain mark-to-market accounting rules were rescinded late in 2002, and this $2.8 million gain was reversed in the fourth quarter. Excluding this accounting entry, results in the second quarter of 2003 were similar to the same time period of 2002.

Strong real estate sales at ALLETE Properties contributed to the $2.2 million increase in net income from **Investments and Corporate Charges**. Results from **Discontinued Operations** were higher than in 2002 when ALLETE recorded exit charges relating to its vehicle transport businesses.

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE's holdings include ADESA, the second largest wholesale vehicle auction network in North America; AFC, the leading provider of independent auto dealer financing; Minnesota Power, a low-cost electric utility that serves some of the largest industrial customers in the United States; and significant real estate holdings in Florida. For more information about ALLETE, visit the company's Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

###

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended June 30, 2003 and 2002
Millions Except Per Share Amounts

	Quarter Ended		Six Months Ended	
	2003	2002	2003	2002
Operating Revenue				
Energy Services	$158.5	$154.1	$337.6	$297.0
Automotive Services	240.7	216.8	473.6	425.6
Investments	10.7	5.0	21.6	21.6
Total Operating Revenue	409.9	375.9	832.8	744.2
Operating Expenses				
Fuel and Purchased Power	64.9	59.2	132.3	108.6
Operations	266.9	242.8	543.1	489.0
Interest	13.9	16.2	28.7	32.1
Total Operating Expenses	345.7	318.2	704.1	629.7
Operating Income from Continuing Operations	64.2	57.7	128.7	114.5
Distributions on Redeemable				
Preferred Securities of ALLETE Capital I	1.5	1.5	3.0	3.0
Income Tax Expense	25.3	22.2	49.9	43.9
Income from Continuing Operations	37.4	34.0	75.8	67.6
Income from Discontinued Operations – Net of Tax	7.0	4.8	12.9	6.4
Net Income	$ 44.4	$ 38.8	$ 88.7	$ 74.0
Average Shares of Common Stock				
Basic	82.6	81.0	82.4	80.7
Diluted	82.9	81.7	82.6	81.3
Earnings Per Share of Common Stock				
Basic – Continuing Operations	$0.45	$0.42	$0.92	$0.84
Discontinued Operations	0.09	0.06	0.16	0.08
	$0.54	$0.48	$1.08	$0.92
Diluted – Continuing Operations	$0.45	$0.41	$0.92	$0.83
Discontinued Operations	0.08	0.06	0.15	0.08
	$0.53	$0.47	$1.07	$0.91
Dividends Per Share of Common Stock	$0.2825	$0.275	$0.565	$0.55

ALLETE, Inc.
Consolidated Balance Sheet
Millions

	Jun. 30, 2003	Dec. 31, 2002		Jun. 30, 2003	Dec. 31, 2002
Assets			**Liabilities and Shareholders' Equity**		
Current Assets	$ 800.8	$ 658.4	Current Liabilities	$ 786.8	$ 738.2
Property, Plant and Equipment	1,480.6	1,364.7	Long-Term Debt	753.2	661.3
Investments	166.8	170.9	Other Liabilities	294.4	277.4
Goodwill	508.2	499.8	Discontinued Operations	170.4	162.9
Other	111.4	107.3	Mandatorily Redeemable Preferred		
Discontinued Operations	341.4	346.1	Securities of ALLETE Capital I	75.0	75.0
			Shareholders' Equity	1,329.4	1,232.4
Total Assets	$3,409.2	$3,147.2	**Total Liabilities and Shareholders' Equity**	$3,409.2	$3,147.2

ALLETE, Inc.	Quarter Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Net Income				
Millions				
Energy Services	$ 6.8	$ 9.7	$19.0	$18.8
Automotive Services	34.1	30.0	60.8	54.9
Investments and Corporate Charges	(3.5)	(5.7)	(4.0)	(6.1)
Income from Continuing Operations	37.4	34.0	75.8	67.6
Income from Discontinued Operations	7.0	4.8	12.9	6.4
Net Income	$44.4	$38.8	$88.7	$74.0
Diluted Earnings Per Share				
Continuing Operations	$0.45	$0.41	$0.92	$0.83
Discontinued Operations	0.08	0.06	0.15	0.08
	$0.53	$0.47	$1.07	$0.91
Statistical Data				
Corporate				
Common Stock				
High	$26.70	$31.10	$26.70	$31.10
Low	$20.50	$27.09	$18.75	$24.25
Close	$26.55	$27.10	$26.55	$27.10
Book Value	$15.39	$14.21	$15.39	$14.21
Energy Services				
Millions of Kilowatthours Sold				
Utility				
Retail				
Residential	223.9	232.8	536.8	518.6
Commercial	289.6	295.1	616.0	609.6
Industrial	1,655.0	1,755.2	3,373.6	3,405.0
Other	18.3	17.8	38.8	37.6
Resale	505.4	400.8	913.2	843.7
	2,692.2	2,701.7	5,478.4	5,414.5
Nonregulated	281.1	226.7	700.2	310.3
	2,973.3	2,928.4	6,178.6	5,724.8
Automotive Services				
Vehicles Sold				
Wholesale	471,000	454,000	933,000	915,000
Total Loss	49,000	44,000	98,000	89,000
	520,000	498,000	1,031,000	1,004,000
Conversion Rate - Wholesale Vehicles	61.1%	59.7%	61.8%	62.6%
Vehicles Financed	241,000	241,000	474,000	478,000